

SECURITIES A[illegible]
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 2 2005

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SEC FILE NUMBER
8- 50890

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westmoore Trading Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 S. Chaparral Ct, Suite 150
(No. and Street)

Anaheim	California	92808
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matt Jennings 800-503-7775
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec St., Suite 200	Greenwood Village	Colorado	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Matthew Jennings, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westmoore Trading Company, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KATHLEEN PADILLA
COMM. #1506436
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. AUG. 8, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTMOORE TRADING COMPANY

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2004

WESTMOORE TRADING COMPANY

TABLE OF CONTENTS


SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Westmoore Trading Company

We have audited the accompanying statement of financial condition of Westmoore Trading Company as of December 31, 2004, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westmoore Trading Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 15, 2005

WESTMOORE TRADING COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$	1 030
Due from clearing broker		23 753
Office equipment, net of depreciation of $6,576		13 903
Other assets		26 076
	$	**64 762**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	1 768
CONTINGENCIES (Note 4)		
SHAREHOLDER'S EQUITY: (Notes 2 and 5)		
Preferred stock, 8% cumulative, $1,000 par value, 1,000 shares authorized, 106.624 shares issued and outstanding		106 624
Common stock, Class A, no par value; 30,000 shares authorized; 8,800 shares issued and outstanding		60 000
Common stock, Class B (non-voting), no par value; 1,000 shares authorized, no shares issued or outstanding		-
Additional paid-in capital		707 640
Deficit		(811 270)
TOTAL SHAREHOLDER'S EQUITY		62 994
	$	**64 762**

The accompanying notes are an integral part of this statement.

WESTMOORE TRADING COMPANY

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004

REVENUE:		
Commissions	$	10 067
Trading and other income(losses)		(2 021)
Total revenue		8 046
EXPENSES:		
Commissions, salaries, wages and benefits		242 398
Professional fees		46 837
Communications		17 537
General and administrative		47 874
Occupancy costs		26 760
Total expenses		381 406
NET LOSS	**$**	**(373 360)**

The accompanying notes are an integral part of this statement.

WESTMOORE TRADING COMPANY

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2004

	Preferred Stock	Common Stock Amount	Additional Paid-In Capital	Deficit
BALANCES, December 31, 2003	$ 106 624	$ 60 000	$ 298 565	$ (437 910)
Capital contributions	-	-	409 075	-
Net loss	-	-	-	(373 360)
BALANCES, December 31, 2004	$ 106 624	$ 60 000	$ 707 640	$ (811 270)

The accompanying notes are an integral part of this statement

WESTMOORE TRADING COMPANY

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(373 360)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		4 154
Increase in due from clearing broker		(142)
Increase in other assets		(22 276)
Decrease in accounts payable		(383)
Net cash used in operating activities		(392 007)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		409 075
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of office equipment		(16 038)
NET INCREASE IN CASH AND CASH EQUIVALENTS		1 030
CASH AND CASH EQUIVALENTS, at beginning of year		-
CASH AND CASH EQUIVALENTS, at end of year	**$**	**1 030**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Westmore Trading Company (the "Company") operates as a securities broker-dealer dealing mainly in mutual funds, insurance related products and equity securities.

The Company records securities transactions and related revenue and expenses on a trade date basis.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

For purposes of cash flows, the Company considers money market funds and certificates of deposit with a maturity of three months or less be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2004, the Company had net capital and net capital requirements of $23,015 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .08 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 3 - INCOME TAXES

At December 31, 2004, the Company has a remaining, unused net operating loss carryforward of approximately $643,000 for income tax and financial reporting purposes, of which approximately $44,000 expires in 2021, $137,000 in 2022, $89,000 in 2023 and the remainder in 2024. This net operating loss carryforward may result in future income tax benefits of approximately $218,000; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. In addition, the Company has approximately $170,000 of limited net operating losses expiring in 2021 which may be used to offset future taxable income, but are subject to various limitations imposed by the rules and regulations of the Internal Revenue Service. The aforementioned amount of net operating losses available each year to offset future taxable income, if any, is limited because of a prior change of ownership in the Company's outstanding shares of common stock. Deferred income taxes, if any, reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2004 are as follows:

Deferred tax liabilities	$ -
Deferred tax assets:	
Benefit of net operating loss carryforwards	$ 218 000
Valuation allowance for deferred tax assets	(218 000)
	$ -

The valuation allowance increased $126,000 for the year ending December 31, 2004.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities through its clearing broker involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company has a receivable from its clearing broker. If the clearing broker should cease business, this receivable could be subject to forfeiture.

The Company's financial instruments, including cash, due from clearing broker, receivables, other assets and accounts payable are carried at amounts which approximate fair value, due to the short-term nature of those instruments.

NOTE 5 - SHAREHOLDER'S EQUITY

During the current year, the Company's shareholder has made contributions to its capital of $409,075.

The Company's outstanding preferred stock earns a dividend of 8% cumulative annually. The Board of Director's has not declared this dividend for the current year based on the Company's operating results. The dividend is in arrears in the amount of $25,590.

SUPPLEMENTARY INFORMATION

WESTMOORE TRADING COMPANY

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2004

CREDIT:	
Shareholder's equity	$ 62 994
DEBITS:	
Nonallowable assets:	
Office equipment	13 903
Other assets	26 076
	39 979
Net capital before haircuts	23 015
Haircuts	-
NET CAPITAL	23 015
	-
Minimum requirements of 6-2/3% of aggregate indebtedness of $1,768 or $5,000, whichever is greater	5 000
Excess net capital	**$ 18 015**
AGGREGATE INDEBTEDNESS:	
Accounts payable	**$ 1 768**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**.08 to 1**

NOTE: There were no material differences between the above computation of net capital and the corresponding computation by the Company with the unaudited Form X-17A-5 as of December 31, 2004

See the accompanying Independent Auditors' Report.


SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Westmoore Trading Company

In planning and performing our audit of the financial statements and supplemental schedule of Westmoore Trading Company for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Westmoore Trading Company that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


MSI

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Westmoore Trading Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

In addition, our review indicated that Westmoore Trading Company was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2004, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 15, 2005